Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes thereto which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in the Company’s Annual Report on Form-20-F filed with the Securities and Exchange Commission, or SEC, on March 18, 2024, or the 2023 Annual Report, including the audited consolidated annual financial statements as of and for the year ended December 31, 2023 and the accompanying notes included therein.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Brenmiller Energy. Forward-looking statements can be identified based on our use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our European, U.S., and other patents and other intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	our ability to regain compliance with Nasdaq’s continued listing requirements, the timing and effect thereof;

●	interpretations of current laws and the passages of future laws;

●	general market, political and economic conditions in the countries in which we operate, including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel’s multi-front war; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, in our 2023 Annual Report.

We believe that our forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We describe many of these risks in greater detail under the heading “Risk Factors” in our 2023 Annual Report.

All forward-looking statements contained in this Report of Foreign Private Issuer on Form 6-K speak only as of the date of this document and are expressly qualified in their entirety as described herein and by the cautionary statements contained within the “Risk Factors” section of the 2023 Annual Report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

The terms “Brenmiller,” “Brenmiller Energy,” “we,” “us,” “our,” “our Company” and “the Company” in this Report of Foreign Private Issuer on Form 6-K refer to Brenmiller Energy Ltd. and its consolidated subsidiaries, consisting of Brenmiller Energy (Rotem) Ltd., Brenmiller Energy Inc. and Brenmiller Energy NL B.V., unless the context otherwise requires.

Overview

We are a technology company that develops, produces, markets, and sells thermal energy storage, or TES, systems based on our proprietary and patented bGen™ technology. Our bGen™ technology uses crushed rocks to store heat at high temperatures and our TES systems use that heat to dispatch consistent thermal energy on demand.

Recent Developments

Dimona Israel Production Facility

As of June 30, 2024, we have received the majority of the equipment for the Dimona facility build-out. The production facility is planned to be Industry 4.0 compliant and will have a fully automated production line with a production capacity of up to 4 GWh of the bCube™ incorporated in the Company’s patented bGen TES modules annually. We expect that the Dimona facility will be fully operational by the end of 2024 and plan to ramp-up the production line and increase its production capacity in order to reach its full production capacity target of 4 GWh annually. The equipment purchase order was financed through a non-dilutive credit facility agreement with The European Investment Bank, or EIB. On July 8, 2024, we signed an amendment to the credit facility agreement, or the Amendment, with the EIB. The initial credit facility agreement dated March 31, 2021, or the EIB Agreement, included funding limited to a total sum of €7.5 million. The funding was granted in a co-funding track, where EIB allowed withdrawals of sums equal to capital investments in the Company available in two tranches. On July 28, 2022, the first tranche of €4 million was drawn down by the Company with a 5.0% fixed annual interest rate. Interest payments are due annually on July 28 of each year and the principal shall be repaid in equal annual payments starting from July 28, 2026 and maturing on July 28, 2028. Following the Amendment, the second tranche of €3.5 million is available within 48 months instead of 36 months of signing the EIB Agreement, or March 31, 2025, subject to certain conditions, with a 5.0% fixed annual interest rate.

January 2024 Equity Financing

On January 22, 2024, we entered into a securities purchase agreement with a U.S. based institutional investor for the sale of 240,000 Ordinary Shares, warrants to purchase up to 888,890 Ordinary Shares, and pre-funded warrants to purchase up to 648,890 Ordinary Shares, at a price of $4.50 per Ordinary Share and accompanying warrant, less $0.0001 per pre-funded warrant, for aggregate gross proceeds of approximately $4.0 million before deducting placement agent fees and other offering expenses, or the January 2024 Offering. After deducting costs associated with the offering, our net proceeds were $3.4 million. The warrants are exercisable immediately at a price of $5.00 per share and will expire five years from the date of issuance. The pre-funded warrants were exercisable immediately at a price of $0.0001 per share and were exercisable until exercised in full. The offering closed on January 25, 2024. The pre-funded warrants were exercised in full on May 17, 2024.

Commercial Opportunities

On May 17, 2024 we reported substantial growth in our pipeline of commercial opportunities. As of May 1, 2024, we had a pipeline of commercial opportunities of 49 potential contracts in various stages of development for our bGen™ ZERO TES systems valued in the vicinity of $500 million and representing more than 6,000 MWh of zero-emission heat. We are advancing potential projects in 12 industries. Food and beverage, consumer goods, energy, chemicals, and pharmaceuticals represent the largest share across 13 countries including the U.S., Spain, Hungary, Israel, and India. Approximately two-thirds of the commercial opportunities are equipment sales and one-third will be delivered through an Energy-as-a-Service or Heat-as-a-Service model. Nearly all of our commercial opportunities have the ability to utilize renewable electricity into the process of heat.

Rock Energy Storage LLC Distribution Agreement

On June 3, 2024, we entered into a license distribution agreement with Rock Energy Storage LLC, or RES, to sell and distribute our bGen™ TES systems in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, Vermont and New York. The definitive 5-year agreement includes cumulative projected sales milestones exceeding $150 million. Cogeneration Contractors Inc. dba RSP Systems, or RSP Systems, will act as RES’s lead subcontractor. We had previously announced on January 11, 2024 we had signed a Memorandum of Understanding with RSP Systems; the Agreement with RES supersedes the previous Memorandum of Understanding with RSP Systems.

All rights, title and/or interest in any intellectual property associated with bGen™ TES systems, including, but not limited to, any copyrights, patents, trademarks, knowhow, trade secrets and goodwill associated with the bGen™ TES systems, as well as any and/or derivatives and/or applications thereof will remain our sole property.

The agreement also contains customary provisions including representations, warranties, covenants and indemnification of us by RES and indemnification of RES by us.

Proactive Planet Memorandum of Understanding

On June 12, 2024 we announced that we signed a non-binding Memorandum of Understanding, or MoU, with Proactive Planet, a renewable energy solutions provider based in Calgary, Alberta, Canada, to distribute bGen™ TES systems to industrial companies and electric utilities in the province of Alberta in Canada. We and Proactive Planet have developed an initial list of potential customers valued at over $6 million and representing potentially 60 megawatt hours (MWh) of TES capacity. The MoU aims to expand and accelerate the rollout of our bGen™ TES technology through equipment sales. Under its terms, a prospective 3-year definitive agreement would include projected sales milestones based on the companies’ pipeline.

bGen™ Cool

On July 18, 2024 we announced that we will expand our proprietary technology’s capabilities and develop a Cold Thermal Energy Storage, or CTES, solution for data center applications, called the bGen™ Cool. We will continue bGen™ production for power-to-heat applications in service of our current commercial opportunities, valued at up to $500 million in potential sales. Leveraging the bGen™’s core competencies, we expect minimal investment is needed to adapt our existing proprietary TES technology to meet data center demand.

August 2024 Private Placement

On August 4, 2024, we entered into a definitive securities purchase agreement with Alpha Capital Anstalt (“Alpha”) for a private placement of 1,000,000 Ordinary Shares at a price of $1.05 per share. The closing of the private placement is subject to certain conditions, including us obtaining consent from an existing lender within 90 days of signing the securities purchase agreement. Under the terms of the securities purchase agreement, Alpha will also have the right to make a further investment for 1,000,000 additional Ordinary Shares (or ordinary share equivalents) in the event that our Ordinary Shares close at or above $2.50 per share within the next 12 months. The securities purchase agreement provides for registration rights for the Ordinary Shares and we have agreed to file a registration statement with the SEC to register the resale of the Ordinary Shares within thirty (30) days of closing. The private placement is expected to result in gross proceeds of approximately $1.05 million. We intend to use the net proceeds from the private placement for general corporate purposes, including working capital. In connection with the private placement, we announced that we do not plan to use our “at-the-market” facility to sell our Ordinary Shares into the market for at least as long as our shares are trading below $2.00 per share.

Board of Director Changes

On August 5, 2024, we announced the appointment of Messrs. Zvi Joseph and Miki Korner to our Board of Directors (the “Board”) effective on August 14, 2024, filling vacancies to be created as a result of the resignations of two current directors as will be later determined by the Board. On August 13, 2024, we received notices from Mr. Boaz Toshav and Mr. Ziv Dekel which stated their resignation as members of the Board, effective August 14, 2024. The resignations of Mr. Boaz Toshav and Mr. Ziv Dekel were not due to any disagreements with the Company, management, the Board or any committee thereof or with respect to any matter regarding the Company’s operations, policies or practices.

Operational Update

During the six months ended June 30, 2024, our primary activity was focused on the development of our technology and its application into products and commercial solutions and continuing the assembly of our new production line.

We are currently in the process of installing projects in various geographic regions in an effort to demonstrate the use of its technologies for both industrial and utility scale applications, which are ultimately expected to support the commercialization of the technology. Our projects are progressing as planned and are expected to reach major milestones over the next twelve months. Key updates to its projects include:

●	Tempo’s Beverage Manufacturing Plant: On June 10, 2024 we announced that we have moved into the construction phase of development at Tempo Beverages Ltd.’s, or Tempo, beverage production plant in Netanya, Israel, with plans to begin on-site assembly by the end of September 2024. We are replacing Tempo’s fossil fuel boilers with a 32 MWh bGen™ TES system and will deliver sustainable process heat through an Energy as a Service (EaaS) model. Tempo is partially owned by Heineken International B.V. and is one of Israel’s largest producers and distributors of beverages for brands including Heineken and Pepsi. Our bGen™ TES system for Tempo will charge using a combination of roof-top solar and ultra-low-cost off-peak grid power. The system is being configured to meet the beverage manufacturer’s precise operational needs and the final system design is expected to be completed by the end of July 2024. We have started procuring the necessary components to manufacture Tempo’s bGen™ system and all system manufacturing will be completed at our TES gigafactory in Dimona, Israel. System assembly is expected to be completed by the end of 2024 and commissioned in May 2025.

●	SUNY Purchase: On February 6, 2024 we announced that we had completed all required system tests and operator training and has handed over our first bGen™ installation in the SUNY campus. The bGen™ storage system installation at a SUNY college charges by using both exhaust gas and electricity and discharges heat on demand. Our bGen™ is expected to eliminate approximately 550 metric tons of greenhouse gas emissions for SUNY annually. Developed and deployed in partnership with the New York Power Authority, the largest state power organization in the U.S., the project was financed in part by a grant from the Israel-U.S. Binational Industrial Research and Development (BIRD) Foundation.

●	Wolfson Medical Center: On January 29, 2024, an agreement was signed with the Wolfson Medical Center, or Wolfson Hospital, in the city of Holon, Israel for the construction of a TES System pursuant to which we will build and install on the Wolfson Hospital premises a TES System that will provide industrial steam and other services to the Wolfson Hospital (including training and certification of the Wolfson Hospital related staff that will be responsible for the operation and maintenance of the TES System. The TES System will operate using electricity and water supplied by the Wolfson Hospital and will provide the Services for a period of seven years, commencing no later than 15 months after obtaining all necessary regulatory approvals and allowing for a two-month running-in period. The operation of the TES System, and the required maintenance thereafter will be our responsibility including efficiency ratio of the TES System during the service period that will be examined annually; subject to a contractual remedy period, any failure to meet the efficiency ratio may give Wolfson Hospital cause to terminate the agreement and claim compensation as determined in the agreement. In consideration for the services, Wolfson Hospital will pay a total of approximately NIS 12 million (approximately – $3.2 million), in non-equal monthly payments and will have the option to acquire the TES System after the conclusion of the 7 year service period for an agreed amount equal to NIS 1.02 million (approximately - $ 0.3 million), and following which the Hospital will also have the option to acquire annual maintenance services (including spare parts) from us. If the option to acquire is not exercised, then we will be responsible to dismantle and vacate the TES System from the Wolfson Hospital premises. On January 18, 2024, we received approval for approximately $450,000 grant from the Israeli Innovation Authority, or the IIA, to be applied to this project.

Results of Operations

The following table presents our results of operations for the periods presented.

	Six Months Ended June 30,
US dollars in thousands, except per share data (unaudited)	2024	2023

Revenues:
Engineering services	-	580
	$-	$580
Costs and expenses:
Cost of revenues	(408)	(1,193)
Research and development, net	(1,808)	(1,711)
Selling and marketing	(616)	(687)
General and administrative	(2,313)	(2,409)
Other income (expenses), net	(230)	2
Operating loss	(5,375)	(5,418)
Interest expenses	(85)	(69)
Other financial income, net	3,879	159
Financial income, net	3,794	90
Net loss	$(1,581)	(5,328)
Net loss per ordinary share:
Basic and diluted loss	$(0.45)	$(3.02)
Weighted average number of shares outstanding used in the computation of basic and diluted loss per share	3,510,328	1,765,142

Comparison of the Six Months Ended June 30, 2024 to the Six Months Ended June 30, 2023

Revenues

Our revenues for the six months ended June 30, 2024 were $NIL compared to $580 thousand for the six months ended June 30, 2023. Revenues for the six months ended June 30, 2023 were derived primarily from engineering services in connection with the engineering milestones of a certain project in Romania that was terminated on June 26, 2023.

Cost of Revenues

The following table presents the breakdown of cost of revenues for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,
	2024	2023
US dollars in thousands (unaudited)
Salary and related expenses	$-	$392
Consultants and subcontractors	-	112
Royalties	-	79
Operating costs not attributed to projects (mainly salary and related expenses)	408	610
Total	$408	$1,193

Our cost of revenues for the six months ended June 30, 2024 decreased by 66% to $408 thousand compared to $1,193 thousand for the six months ended June 30, 2023. This decrease was primarily attributable to a decrease of $392 thousand in salary and related expenses, a decrease in operating costs of $202 thousand unrelated to our projects, a decrease of $79 thousand in royalty liabilities and a decrease of $112 thousand in payments to consultants and subcontractors.

Research and Development, Net

The following table presents the breakdown net research and development expenses, for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,
US Dollars in thousands (unaudited)	2024	2023

Salary and related expenses	$1,363	$1,332
Consultants and subcontractors	210	188
Office maintenance	177	173
Expenditure on materials	39	59
Depreciation and other	19	53
	1,808	1,805
Less – grants	-	(94)
Total	$1,808	$1,711

Research and development expenses, net, for the six months ended June 30, 2024 increased by 6% to $1,808 thousand compared to $1,711 thousand for the six months ended June 30, 2023. This increase was primarily due to a decrease of $94 thousand in government grants received, an increase of $31 thousand in payroll and related expenses and an increase of $22 thousand in consultants and subcontractors' expenses in the six-months ended June 30, 2024, compared to the six months ended June 30, 2023.

This increase of research and development expenses was partially offset by a $20 thousand reduction in expenditure on materials used in our research and development projects and a $34 thousand reduction in depreciation and other expenses in the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

We expect that our research and development expenses will not change significantly as we continue to develop our storage units and bGen™ technology.

Selling and Marketing

Selling and marketing expenses for the six months ended June 30, 2024 decreased by 10% to $616 thousand, compared to $687 thousand for the six months ended June 30, 2023. The decrease was primarily attributable to the $109 thousand reduction in payroll and related expenses, partially offset by an increase of $57 thousand in other expenses.

We expect that our selling and marketing expenses will increase as we continue to enhance our market penetration efforts mainly by partnering with local agents in our target markets.

General and Administrative

General and administrative expenses decreased by 4% to $2,313 thousand for the six months ended June 30, 2023, compared to $2,409 thousand for the six months ended June 30, 2023. This decrease was primarily attributable to a $388 thousand reduction in payroll and related costs and a decrease of $42 thousand in depreciation and general administrative expenses. This decrease was offset by an increase of $289 thousand in allowances for credit losses and an increase $42 thousand in payments to consultants and insurance expenses.

Other Income (expenses), net

Other net expenses for the six months ended June 30, 2024 was $230 thousand, which was primarily attributable to a write off the remaining asset from the closure of the Rotem 1 project, compared to other net income of $2 thousand for six months ended June 30, 2023.

Operating Loss

Based on the foregoing, our operating loss decreased from $5,418 thousand for the six months ended June 30, 2023, to $5,375 thousand for six months ended June 30, 2024.

Financial Income, Net

The net financial income for the six months ended June 30, 2024, was $3,794 thousand, compared to net financial income of $90 thousand for the six months ended June 30, 2023. Our net financial income for the six months ended June 30, 2024 was primarily attributable to financial income from a fair value adjustment of warrants of $4,114 thousand, exchange rate differences of $172 thousand and interest income of $76 thousand offset by warrants issuance costs of $473 thousand and interest expenses of $85 thousand.

Our net financial income in the six months ended June 30, 2023, was primarily attributable to interest income of $90 thousand and income from exchange rate differences of $56 thousand offset by interest expenses of $69 thousand.

Net Loss

Net loss for the six months ended June 30, 2024, decreased by 70% to $1,581 thousand, compared to $5,328 thousand for the six months ended June 30, 2023. This decrease was primarily attributable to the increase in financial income, net as described above.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2024, we have funded our operations principally from receipt $115.6 million in proceeds from the issuance of our ordinary shares, options, convertible securities, loans and governmental grants. As of June 30, 2024, we had $6,999 thousand in cash and cash equivalents and restricted deposits.

The table below presents our cash flows for the periods indicated.

	Six Months Ended June 30,
US dollars in thousands (unaudited)	2024	2023

Net cash used in operating activities	$(3,864)	$(3,580)
Net cash used in investing activities	(247)	(2,092)
Net cash provided by financing activities	7,974	6,038
Net increase in cash and cash equivalents and restricted deposits	$3,863	$366

Operating Activities

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, in the six months ended June 30, 2024, we had operating losses of $5,375 thousand. We have mainly financed our activities in the six months ended June 30, 2024 through the issuance of our Ordinary Shares and warrants, and governmental grants. Management plans to continue to commercialize our products and services and secure sufficient financing through additional equity or debt financing and obtaining additional governmental grants. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us.

Cash flows from operating activities consist primarily of adjustments to net loss for various non-cash items, including depreciation, fair value adjustment of warrants’ liability, warrants issuance costs, loss from the write off the remaining asset from the closure of the Rotem 1 project, share-based compensation expenses, and non-cash interest and exchange rate differences, net. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include inventory, prepaid expenses, accounts receivable, and other assets and accounts payable.

Net cash used in operating activities for the six months ended June 30, 2024 was $3,864 thousand. This net cash used in operating activities primarily reflects a net loss of $1,581 thousand, and a non-cash adjustment of $2,462 thousand, a decrease of $187 thousand in prepaid expenses and receivables, an increase in other payables and deferred revenue of $159 thousand, offset by an increase of $18 thousand in inventory and a decrease in trade payables of $149 thousand. Net non-cash adjustment of $2,462 thousand consisted primarily of fair value adjustment of warrant liability of $4,114 thousand, warrants issuance costs of $473 thousand, loss from the write off the remaining asset from the closure of the Rotem 1 project of $233 thousand, a share-based compensation payment of $915 thousand, a depreciation of $56 thousand and non-cash interest and exchange rate differences, net of $25 thousand.

Net cash used in operating activities for the six months ended June 30, 2023 was $3,580 thousand. This net cash used in operating activities primarily reflects a net loss of $5,328 thousand, and a non-cash expenses of $1,429 thousand, an increase of $353 thousand in prepaid expenses and receivables offset by a decrease of $301 thousand in inventory, an increase in trade payables of $331 thousand and an increase of $40 thousand other payables and deferred revenue. Net non-cash expenses of $1,429 thousand consisted primarily of a share-based compensation payment of $1,409 thousand, a depreciation of $65 thousand and non-cash interest and exchange rate differences, net of $45 thousand.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2024, was $247 thousand. This net cash used in investing activities is attributable primarily to capital expenditure of $251 thousand mainly for the production facility in Dimona.

Net cash used for investing activities for the six months ended June 30, 2023 was $2,092 thousand. This net cash used in investing activities is attributable primarily to capital expenditure of $2,097 thousand mainly for the production facility in Dimona.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2024, was $7,974 thousand. This net cash is attributable to proceeds from the issuance of Ordinary Shares, pre-funded warrants and warrants of $8,827 thousand and the exercise of options and warrants amounting to a total of $3 thousand, offset by a fund raising and issuance costs of $856 thousand.

Net cash provided by financing activities for the six-month ended June 30, 2023 was $6,038 thousand. This net cash is attributable to the proceeds from issuance of ordinary shares and pre-funded warrants of $6,087 thousand, offset by a fund raising and issuance costs of $49 thousand.

Current Outlook

We have financed our operations to date primarily through proceeds from the issuance of our ordinary shares, pre-funded warrants and warrants, revenues from the sale of products, and revenues from licensing fees, and engineering services, a loan from EIB and governmental grants. We have incurred losses and generated negative cash flows from operations since inception in 2012.

We expect to generate revenues from the sale of our products, heat as a service operations and other revenues in the future. However, we do not expect these revenues to support all of our operations in the near future. We expect our expenses to increase in connection with our activities, particularly as we continue the development of our products, and continue our commercialization efforts. Accordingly, we expect that we will require substantial additional funding in connection with the growth of our operations, continuing our research and development activity, commercializing our products and to proceed with projects that partly will have to be financed by us in order to penetrate relevant markets.

As of June 30, 2024, our cash and cash equivalents and restricted deposits shown in the statement of cash flows were $6,999 thousand.

On June 9, 2023, we entered into a Sales Agreement with A.G.P./Alliance Global Partners, or the Sales Agent, pursuant to which it may offer and sell, from time to time, to or through the Sales Agent as agent or principal Ordinary Shares in an “at-the-market” offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $9.35 million. We will pay the Sales Agent a commission equal to 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement. We are not obligated to sell any Ordinary Shares under the Sales Agreement and no assurance can be given that we will sell any Ordinary Shares under such agreement, or, if we do, as to the price or number of such shares that we will sell or the dates on which any such sales will take place. During the six months ended June 30, 2024, 2,798,421 Ordinary Shares were sold under the Sales Agreement for aggregate gross proceeds of $4,827 thousand.

On January 22, 2024, we entered into a securities purchase agreement with a U.S. based institutional investor for the sale of 240,000 Ordinary Shares, warrants to purchase up to 888,890 Ordinary Shares, and pre-funded warrants to purchase up to 648,890 Ordinary Shares, at a price of $4.50 per Ordinary Share and accompanying warrant, less $0.0001 per pre-funded warrant, for aggregate gross proceeds of approximately $4.0 million before deducting placement agent fees and other offering expenses, or the January 2024 Offering. After deducting costs associated with the offering, our net proceeds were $3.4 million. The warrants are exercisable immediately at a price of $5.00 per share and will expire five years from the date of issuance. The pre-funded warrants are exercisable immediately at a price of $0.0001 per share and are exercisable until exercised in full. The offering closed on January 25, 2024. On May 17, 2024 the pre-funded warrants were fully exercised.

On January 22, 2024, we entered into a placement agency agreement, or the Placement Agency Agreement, with A.G.P./Alliance Global Partners, or the Placement Agent, pursuant to which the Placement Agent agreed to serve as placement agent for the issuance and sale of Ordinary Shares, warrants and pre-funded warrants. We agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds received by from the sale of the securities in this offering, however in the case of certain identified investors we agreed to pay a cash fee equal to 3.5% of the gross proceeds received by us from such investors. Pursuant to the Placement Agency Agreement, we also agreed to pay the Placement Agents $105,000 for accountable expenses and $25,000 for non-accountable expenses. The Placement Agency Agreement has indemnification and other customary provisions for transactions of this nature.

On August 4, 2024, we entered into a definitive securities purchase agreement with Alpha for a private placement of 1,000,000 Ordinary Shares at a price of $1.05 per share. The closing of the private placement is subject to certain conditions, including us obtaining consent from an existing lender within 90 days of signing the securities purchase agreement. Under the terms of the securities purchase agreement, Alpha will also have the right to make a further investment for 1,000,000 additional Ordinary Shares (or ordinary share equivalents) in the event that our Ordinary Shares close at or above $2.50 per share within the next 12 months. The securities purchase agreement provides for registration rights for the Ordinary Shares and we have agreed to file a registration statement with the Securities and Exchange Commission to register the resale of the Ordinary Shares within thirty (30) days of closing. The private placement is expected to result in gross proceeds of approximately $1.05 million. We intend to use the net proceeds from the private placement for general corporate purposes, including working capital. In connection with the private placement, we announced that we do not plan to use our “at-the-market” facility to sell our Ordinary Shares into the market for at least as long as our shares are trading below $2.00 per share.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt and/or equity financings, through government grants and receiving the second tranche of the loan from the EIB Agreement. However, there is no assurance that we will be successful accomplishing these plans. If we are unable to obtain sufficient capital, we may need to reduce, delay, or adjust our operating expenses, including commercialization of existing products, or we will be unable to expand our operations as desired.

We expect to continue incurring losses and negative cash flows from operations until our products reach profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, our management and auditors have concluded that these conditions raise substantial doubt about our ability to continue as a going concern.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included under the 2023 Annual Report.